--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               -----------------
                                 Peapod, Inc.
                           (Name of Subject Company)
                               -----------------
                            Bean Acquisition Corp.
                          Ahold U.S.A. Holdings, Inc.
                     Koninklijke Ahold N.V. (Royal Ahold)
                           (Names of Filing Persons)
                    Common Stock, Par Value $.01 Per Share
        (together with the associated Preferred Stock purchase rights)
                        (Title of Class of Securities)
                                   704718105
                               -----------------
                     (CUSIP Number of Class of Securities)
                               -----------------
                            Ton van Tielraden, Esq.
                            Koninklijke Ahold N.V.
                               Albert Heijnweg 1
                                1507 EH Zaandam
                                The Netherlands
                              011-31-75-659-9111
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                               -----------------
                                  Copies to:
                              John M. Reiss, Esq.
                            Oliver C. Brahmst, Esq.
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200
                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 Transaction Valuation* Amount of Filing Fee**
                 ----------------------------------------------
                     $48,305,714.00           $9,681.14

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 * Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 22,467,774 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Peapod, Inc., at a purchase price of $2.15 per Share net in cash. Such number of Shares represents 15,722,345 Shares not beneficially owned by Royal Ahold, plus 6,745,429 Shares reserved for issuance pursuant to outstanding options and warrants (other than options and warrants beneficially owned by Royal Ahold), including any options under Peapod, Inc.'s employee stock option plan, outstanding as of June 16, 2001. The calculation does not include the 19,369,873 Shares reserved for issuance to Royal Ahold upon conversion of its Series C Convertible Preferred Stock.
** The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent of the value of the transaction.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
   (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: Not applicable.
   Form or Registration No: Not applicable.
   Filing Party: Not applicable.
   Date Filed: Not applicable.
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[X]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  CUSIP No. 704718105

                    1   NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Koninklijke Ahold N.V.                                  I.R.S. IDENTIFICATION NO. 000000000

--------------------------------------------------------------------------------------------------------------------
                    2   CHECK THE APPROPRIATE BOX IF A                                                      (a) [_]
                        MEMBER OF A GROUP                                                                   (b) [X]

--------------------------------------------------------------------------------------------------------------------
                    3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
                    4   SOURCE OF FUNDS
                        WC.

--------------------------------------------------------------------------------------------------------------------
                    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                [_]
                        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------------
                    6   CITIZENSHIP OR PLACE OF ORGANIZATION
                        The Netherlands

--------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES                                                             7 SOLE VOTING POWER
   BENEFICIALLY OWNED BY                                                          58,262,727 (1) (2)
   EACH REPORTING
   PERSON WITH                                ---------------------------------------------------------------------
                                                                                8 SHARED VOTING POWER
                                                                                  None

                                              ---------------------------------------------------------------------
                                                                                9 SOLE DISPOSITIVE POWER
                                                                                  58,262,727(1) (2)

                                              ---------------------------------------------------------------------
                                                                               10 SHARED DISPOSITIVE POWER
                                                                                  None

------------------------                      ---------------------------------------------------------------------
                   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        58,262,727 (1) (2)

--------------------------------------------------------------------------------------------------------------------
                   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                                                          [_]

--------------------------------------------------------------------------------------------------------------------
                   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        78.8% (2)

--------------------------------------------------------------------------------------------------------------------
                   14   TYPE OF REPORTING PERSON
                        CO


(1)The shares of common stock of the issuer covered by this report are (a) purchasable by Royal Ahold (as defined below) upon conversion or exercise of
   (i) 726,371 shares of Series C Convertible Preferred Stock (the "Series C Shares") of the issuer which would initially be convertible into 19,369,873 shares of common stock, representing approximately 51.8% of the total outstanding shares of common stock as of June 14, 2001 (based on information received from the issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to initially purchase 100,000 shares of common stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to initially purchase 3,566,667 shares of common stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants")) dated as of June 30, 2000, to initially purchase 32,894,270 shares of common stock, and
   (b) 2,331,917 shares of common stock which Ahold owns, representing with the shares of common stock issuable upon conversion of the Series C Shares approximately 58% of the total outstanding shares of common stock as of June 14, 2001 (based on information received from the issuer and treating as outstanding for this purpose the shares of common stock issuable upon conversion of the Series C Shares). Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the issuer as to the shares issuable upon exercise of the Warrants. The Warrants may be exercised at any time.

(2)Based on information received from the issuer, the number of shares indicated represents approximately 78.8% of the total outstanding shares of common stock as of June 14, 2001 (treating as outstanding for this purpose the shares of common stock subject to conversion under the Series C Shares and the shares of common stock subject to exercise under the Warrants).

   This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO ("Schedule TO") relates to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad) ("Royal Ahold"), to purchase any and all outstanding shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Peapod, Inc., a Delaware corporation ("Peapod"), at $2.15 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

   This Schedule TO also amends and supplements the Schedule 13D filed by Royal Ahold on April 24, 2000 (as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2000, Amendment No. 2 to Schedule 13D filed on October 11, 2000, Amendment No. 3 to Schedule 13D filed on October 16, 2000, Amendment No. 4 to
Schedule 13D filed on March 5, 2001, Amendment No. 5 to Schedule 13D filed on April 3, 2001 and Amendment No. 6 to Schedule 13D filed on July 16, 2001) with respect to the terms of the Merger and cash tender offer referred to in Item 4 of Amendment No. 6 thereof.

   The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   Not applicable.

                                      2.1

Item 12. Exhibits.

 Exhibit No.                                             Description
-----------    -----------
Exhibit (a)(1) Offer to Purchase
Exhibit (a)(2) Letter of Transmittal
Exhibit (a)(3) Notice of Guaranteed Delivery
Exhibit (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Exhibit (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees
Exhibit (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(7) Text of press release issued jointly by Koninklijke Ahold N.V. and Peapod, Inc. and dated July
               16, 2001, announcing the tender offer (incorporated herein by reference to Schedule TO-C filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 16,
               2001)
Exhibit (a)(8) Summary newspaper advertisement, dated July 27, 2001, published in The Wall Street Journal
Exhibit (c)(1) Opinion of William Blair & Company, L.L.C. dated July 16, 2001 (included as Annex C of the
               Offer to Purchase filed herewith as Exhibit (a)(1))
Exhibit (c)(2) Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated April 16, 2001 ($110 million)
Exhibit (c)(3) Peapod, Inc. Pro Forma Financial Model Strategic Plan, dated April 16, 2001 ($115 million)
Exhibit (c)(4) Presentation to the Special Committee of the Board of Directors of Peapod, Inc. by William Blair
               & Company, L.L.C. dated May 4, 2001
Exhibit (c)(5) Presentation to the Special Committee of the Board of Directors and the Board of Directors of
               Peapod, Inc. by William Blair & Company, L.L.C. dated July 16, 2001
Exhibit (d)(1) Agreement and Plan of Merger, dated July 16, 2001 by and among Koninklijke Ahold N.V.,
               Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc. (incorporated herein by reference to EX-10.17 to Amendment No. 6 to Schedule 13D filed on July 16, 2001 by
               Koninklijke Ahold N.V. with respect to the Shares of Peapod)
Exhibit (d)(2) First Amendment to Agreement and Plan of Merger, dated as of July 26, 2001, by and among
               Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.
               (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
Exhibit (d)(3) Purchase Agreement dated April 14, 2000 by and between Peapod, Inc. and Koninklijke Ahold
               N.V. (incorporated herein by reference to EX-99.1 to Current Report on Schedule 8-K filed by
               Peapod on April 28, 2000)
Exhibit (d)(4) Exchange Agreement and First Amendment to Purchase Agreement (dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V.
               (incorporated herein by reference to EX-12 to Schedule 13D filed on October 16, 2000 by Royal
               Ahold with respect to the Shares of Peapod)
Exhibit (d)(5) Credit Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
               (incorporated herein by reference to EX-99.2 to Current Report on Schedule 8-K filed by Peapod on April 28, 2000)
Exhibit (d)(6) First Amendment to Credit Agreement (dated April 14, 2000) dated as of February 26, 2001, between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-10.14 to Schedule 13D filed on April 28, 2000 by Koninklijke Ahold N.V.)
Exhibit (d)(7) Second Amendment to Credit Agreement (dated April 14, 2001) dated as of March 30, 2001 between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-10.15 to Schedule 13D filed on April 3, 2001).

  Exhibit No.                                            Description
-----------     -----------
Exhibit (d)(8)  Warrant to Purchase Common Stock of Peapod, Inc. dated as of April 10, 2000 issued by
                Peapod, Inc. in favor of Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.9 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(9)  Warrant to Purchase Common Stock of Peapod, Inc. dated as of April 14, 2000 issued by
                Peapod, Inc. in favor of Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.10 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(10) Form of Warrant to Purchase Common Stock of Peapod, Inc. issued by Peapod, Inc. in favor of
                Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.11 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(11) Amended and Restated Security Agreement dated as of April 5, 2000 by Peapod, Inc. to BEW,
                Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.3 to Current
                Report on Schedule 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(12) Amended and Restated Collateral Assignment of Intellectual Property between Peapod, Inc.
                and Koninklijke Ahold N.V. dated as of April 14, 2000 (incorporated herein by reference to
                EX-99.9 to the Current Report on Schedule 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(13) Registration Rights Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated April
                14, 2000 (incorporated herein by reference to EX-99.5 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(14) Supply and Services Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated April
                14, 2000 (incorporated herein by reference to EX-99.6 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(15) Technology Partnership Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated as of May 10, 2000 (incorporated herein by reference to Annex I of the Definitive Proxy
                Statement on Form DEF 14-A filed by Peapod on May 31, 2000)

Exhibit (d)(16) Assignment of Option to Purchase and Grant of Option to Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC

Exhibit (d)(17) Marc C. van Gelder acceptance of offer of employment (incorporated herein by reference to
                Current Report on Schedule 8-K filed by Peapod on May 12, 2000)

Exhibit (d)(18) Option Agreement dated as of January 4, 2000, between Peapod, Inc. and McLane Group, L.P.

Exhibit (d)(19) Warrant Agreement dated as of January 4, 1999 between Peapod LP (n/k/a Peapod, Inc.) and
                Dispatch Interactive Television, Inc.

Exhibit (d)(20) Warrant Agreement dated as of November 15, 1996 between Peapod LP (n/k/a Peapod, Inc.)
                and Comdisco, Inc.

Exhibit (d)(21) Parkinson Registration Rights Agreement among Peapod, Inc., Andrew B. Parkinson and
                Thomas L. Parkinson, dated May 30, 1997 (incorporated herein by reference to Exhibit 10.12 of the Amendment No. 3 to the Registration Statement on Form S-1 filed by Peapod, Inc. on Form
                S-1/A on June 9, 1997)

Exhibit (d)(22) Letter regarding payment of dividends and interest, dated March 30, 2001 from Koninklijke
                Ahold N.V. to Peapod, Inc. (incorporated herein by reference to EX-10.16 to Schedule 13D filed by Koninklijke Ahold on April 3, 2001)

Exhibit (f)(1)  Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to
                Purchase filed herewith as Exhibit (a)(1))


                            Exhibit No.   Description
                           -----------    -----------
                           Exhibit (g)(1)    None

                           Exhibit (h)(1)    None


Item 13. Information Required by Schedule 13E-3.

   The audited financial statements of Peapod as of and for the two fiscal years ended December 31, 2000 and December 31, 1999 are hereby expressly incorporated herein by reference to Item 8 of Peapod's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001.

   The unaudited financial statements of Peapod as of and for the quarterly period ended March 31, 2001 are hereby expressly incorporated herein by reference to Part I, Item 1 of Peapod's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 filed with the Securities and Exchange Commission on May 15, 2001.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001                      KONINKLIJKE AHOLD N.V.

                                          By:     /S/ ALLAN S. NODDLE

                                             -----------------------------------
                                             Name:  Allan S. Noddle
                                             Title:   Executive Vice President

                                          AHOLD U.S.A. HOLDINGS, INC.

                                          By:      /S/ BRIAN HOTAREK

                                             -----------------------------------
                                             Name:  Brian Hotarek
                                             Title:   Executive Vice President

                                          BEAN ACQUISITION CORP.

                                          By:     /S/ BRIAN HOTAREK

                                             -----------------------------------
                                             Name:  Brian Hotarek
                                             Title:   Director

                                 EXHIBIT INDEX

 Exhibit No.                                               Description
-----------    -----------
Exhibit (a)(1) Offer to Purchase
Exhibit (a)(2) Letter of Transmittal
Exhibit (a)(3) Notice of Guaranteed Delivery
Exhibit (a)(4) Letter to brokers, dealers, commercial banks, trust companies and other nominees
Exhibit (a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
Exhibit (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(7) Text of press release issued jointly by Koninklijke Ahold N.V. and Peapod, Inc. and dated July
               16, 2001, announcing the tender offer (incorporated herein by reference to Schedule TO-C filed by Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp. on July 16,
               2001)
Exhibit (a)(8) Summary newspaper advertisement, dated July 27, 2001, published in The Wall Street Journal
Exhibit (c)(1) Opinion of William Blair & Company, L.L.C. dated July 16, 2001 (included as Annex C of the
               Offer to Purchase filed herewith as Exhibit (a)(1))
Exhibit (c)(2) Peapod, Inc. Pro Forma Financial Model Strategic Plan, delivered on April 27, 2001 ($110 million)
Exhibit (c)(3) Peapod, Inc. Pro Forma Financial Model Strategic Plan, delivered on May 8, 2001 ($115 million)
Exhibit (c)(4) Presentation to the Special Committee of the Board of Directors of Peapod, Inc. by William Blair
               & Company, L.L.C. dated May 4, 2001
Exhibit (c)(5) Presentation to the Special Committee of the Board of Directors and the Board of Directors of
               Peapod, Inc. by William Blair & Company, L.L.C. dated July 16, 2001
Exhibit (d)(1) Agreement and Plan of Merger, dated July 16, 2001 by and among Koninklijke Ahold N.V.,
               Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc. (incorporated herein by reference to EX-10.17 to Amendment No. 6 to Schedule 13D filed on July 16, 2001 by
               Koninklijke Ahold N.V. with respect to the Shares of Peapod)
Exhibit (d)(2) First Amendment to Agreement and Plan of Merger, dated as of July 26, 2001, by and among
               Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.
               (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
Exhibit (d)(3) Purchase Agreement dated April 14, 2000 by and between Peapod, Inc. and Koninklijke Ahold
               N.V. (incorporated herein by reference to EX-99.1 to Current Report on Schedule 8-K filed by
               Peapod on April 28, 2000)
Exhibit (d)(4) Exchange Agreement and First Amendment to Purchase Agreement (dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V.
               (incorporated herein by reference to EX-12 to Schedule 13D filed on October 16, 2000 by Royal
               Ahold with respect to the Shares of Peapod)
Exhibit (d)(5) Credit Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
               (incorporated herein by reference to EX-99.2 to Current Report on Schedule 8-K filed by Peapod on April 28, 2000)
Exhibit (d)(6) First Amendment to Credit Agreement (dated April 14, 2000) dated as of February 26, 2001, between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-10.14 to Schedule 13D filed on April 28, 2000 by Koninklijke Ahold N.V.)
Exhibit (d)(7) Second Amendment to Credit Agreement (dated April 14, 2001) dated as of March 30, 2001 between Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-10.15 to Schedule 13D filed on April 3, 2001).

  Exhibit No.                                            Description
-----------     -----------
Exhibit (d)(8)  Warrant to Purchase Common Stock of Peapod, Inc. dated as of April 10, 2000 issued by
                Peapod, Inc. in favor of Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.9 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(9)  Warrant to Purchase Common Stock of Peapod, Inc. dated as of April 14, 2000 issued by
                Peapod, Inc. in favor of Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.10 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(10) Form of Warrant to Purchase Common Stock of Peapod, Inc. issued by Peapod, Inc. in favor of
                Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.11 to the Current Report on Form 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(11) Amended and Restated Security Agreement dated as of April 5, 2000 by Peapod, Inc. to BEW,
                Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to EX-99.3 to Current
                Report on Schedule 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(12) Amended and Restated Collateral Assignment of Intellectual Property between Peapod, Inc.
                and Koninklijke Ahold N.V. dated as of April 14, 2000 (incorporated herein by reference to
                EX-99.9 to the Current Report on Schedule 8-K filed by Peapod on April 28, 2000)

Exhibit (d)(13) Registration Rights Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated April
                14, 2000 (incorporated herein by reference to EX-99.5 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(14) Supply and Services Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated April
                14, 2000 (incorporated herein by reference to EX-99.6 to Current Report on Schedule 8-K filed by Peapod, Inc. on April 28, 2000)

Exhibit (d)(15) Technology Partnership Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated as of May 10, 2000 (incorporated herein by reference to Annex I of the Definitive Proxy
                Statement on Form DEF 14-A filed by Peapod on May 31, 2000)

Exhibit (d)(16) Assignment of Option to Purchase and Grant of Option to Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC

Exhibit (d)(17) Marc C. van Gelder acceptance of offer of employment (incorporated herein by reference to
                Current Report on Schedule 8-K filed by Peapod on May 12, 2000)

Exhibit (d)(18) Option Agreement dated as of January 4, 2000, between Peapod, Inc. and McLane Group, L.P.

Exhibit (d)(19) Warrant Agreement dated as of January 4, 1999 between Peapod LP (n/k/a Peapod, Inc.) and
                Dispatch Interactive Television, Inc.

Exhibit (d)(20) Warrant Agreement dated as of November 15, 1996 between Peapod LP (n/k/a Peapod, Inc.)
                and Comdisco, Inc.

Exhibit (d)(21) Parkinson Registration Rights Agreement among Peapod, Inc., Andrew B. Parkinson and
                Thomas L. Parkinson, dated May 30, 1997 (incorporated herein by reference to Exhibit 10.12 of the Amendment No. 3 to the Registration Statement on Form S-1 filed by Peapod, Inc. on Form
                S-1/A on June 9, 1997)

Exhibit (d)(22) Letter regarding payment of dividends and interest, dated March 30, 2001 from Koninklijke
                Ahold N.V. to Peapod, Inc. (incorporated herein by reference to EX-10.16 to Schedule 13D filed by Koninklijke Ahold on April 3, 2001)

Exhibit (f)(1)  Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to
                Purchase filed herewith as Exhibit (a)(1))

Exhibit (g)(1)  None

Exhibit (h)(1)  None